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+--------+
| FORM 4 |                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                                    Washington, D.C. 20549
[_] Check this box if
    no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Mac Mahon,                      Thomas                           P.
--------------------------------------------------------------------------------
       (Last)                       (First)                        (Middle)

                   c/o Laboratory Corporation of America
                          430 South Spring Street
--------------------------------------------------------------------------------
                                  (Street)

     Burlington,                North Carolina                        27215
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    Laboratory Corporation of America Holdings ("LH")

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

4.  Statement for Month/Year

    March 2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

     X  Director                           ___ 10% Owner
    ---

     X  Officer (give title below)         ___ Other (specify below)
    ---

           Chairman of the Board, President and Chief Executive Officer
        ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person
    ---
    ___  Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Ownership  7. Nature
   of                    action     action          or Disposed of (D)                Securities           Form:         of Indirect
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Direct (D)    Beneficial
   (Instr. 3)            (Month/   (Instr. 8)                                         Owned at             or Indirect   Ownership
                         Day/    -----------------------------------------------      End of               (I)
                         Year)                                                        Month                (Instr. 4)    (Instr. 4)
                                  Code       V   Amount    (A) or (D)   Price        (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      M             37,733        A        $20.625
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      S              2,733        D        $ 81.23
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      S              5,000        D        $ 81.30
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      S              5,000        D        $ 81.35
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      S             11,200        D        $ 81.50
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      S              5,400        D        $ 81.40
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      S              3,400        D        $ 81.41
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      S              5,000        D        $ 81.45
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

(1) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                 Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1.Title of Security 2. Transaction Data 3. Transaction 4. Securities Acquired (A) 5. Amount of        6. Ownership    7. Nature of
  (Instr. 3)                               Code           or Disposed of (D)         Securities          Form: Direct    Indirect
                                           (Instr. 8)     (Instr. 3, 4 and 5)        Beneficially        (D) or          Beneficial
                                                                                     Owned at End        Indirect (I)    Ownership
                       (Month/Day/Year)                                              of Month            (Instr. 4)
                                       ------------------------------------------    (Instr. 3 and 4)

                                           Code      V  Amount (A) or (D) Price                                          (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/15/02          S           28,300     D     $ 90.40
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/15/02          S           10,000     D     $ 91.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/15/02          S            1,300     D     $ 90.30
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/15/02          S              300     D     $ 90.27
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/15/02          S              100     D     $ 90.26
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/15/02          S            6,800     D     $ 90.05
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/15/02          S            1,600     D     $ 90.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/15/02          S            1,600     D     $ 89.88
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/18/02          S            5,000     D     $ 90.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/18/02          S            5,000     D     $ 90.42
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/18/02          S            5,000     D     $ 90.05
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/18/02          S           10,000     D     $ 90.70
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)            3/18/02          S            5,000     D     $ 91.00       342,306                D
------------------------------------------------------------------------------------------------------------------------------------

(1) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                        Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------------------------------------------------------

1. Title of    2. Conversion  3. Transaction 4. Transaction 5. Number of    6. Date                    7. Title and
   Derivative     or Exercise    Date           Code           Derivative      Exercisable                Amount of
   Security       Price of       (Month/Day/    (Instr. 8)     Securities      and Expiration             Underlying
   (Inst. 3)      Derivative     Year)                         Acquired (A)    Date                       Securities
                  Security                                     or Disposed     (Month/Day/Year            (Instr. 3
                                                               of (D)                                      and 4)
                                                               Instr. 3, 4
                                                               and 5)

                                             -----------------------------------------------------------------------------------
                                                                                                                    Amount or
                                                                               Date         Expiration              Number of
                                                 Code   V    (A)   (D)       Exercisable      Date         Title     Shares
--------------------------------------------------------------------------------------------------------------------------------
Employee Stock                                                                                            Common
Option (1)(2)      $20.625        3/01/02         M                37,733      (3)          02/10/10      Stock      37,773
--------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------


---------------------------------------------------------------------
 8. Price of   9. Number of    10. Ownership        11. Nature of
    Derivative    Derivative       Form of              Indirect
    Security      Securities       Derivative           Beneficial
    (Instr. 5)    Beneficially     Securities           Ownership
                  Owned at End     Beneficially         (Instr. 4)
                  of Month         Owned at
                  (Instr. 4)       End of Month
                                   (Instr. 4)





---------------------------------------------------------------------

                     37,733           D
---------------------------------------------------------------------

Explanation of Responses:

(1) Common stock purchase option granted under the Amended and Restated 1999 Stock Incentive Plan.

(2) Transaction indicated was pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.

(3) Total option to purchase 113,200 shares vests in three approximately equal installments on February 9, 2001, February 9, 2002 and February 9, 2003.


          /s/ Bradford T. Smith
          -------------------------------------
              **Signature of Reporting Person                April 8, 2002
          Bradford T. Smith, Attorney-in-Fact for            -------------
                                                                  Date

              Thomas P. Mac Mahon

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
           See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure